Exhibit 99.1

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2017 Financial Results

Fourth Quarter Net Revenues were RMB1.8 Billion exceeding the high end of the guidance

Net Income attributable to Autohome Inc. increased 94.0% year-over-year to RMB730.4 million

BEIJING, March 7, 2018 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Financial Highlights1

•	Net Revenues in the fourth quarter of 2017 were RMB1,751.4 million ($269.2 million), exceeding the high end of the Company’s original guidance of RMB1,710.0 million ($262.8 million).

•	Media services and leads generation services revenues increased 30.9% year-over-year to RMB1,686.0 million ($259.1 million).

•	Net Income attributable to Autohome Inc. increased 94.0% year-over-year to RMB730.4 million ($112.3 million).

•	Net Cash Provided by Operating Activities was RMB1,322.3 million ($203.2 million), an increase of 67.0% year-over-year.

Full Year 2017 Financial Highlights1

•	Media services and leads generation services revenues increased 33.7% year-over-year to RMB5,699.5 million ($876.0 million).

•	Net Income attributable to Autohome Inc. increased 63.0% year-over-year to RMB2,001.6 million ($307.6 million).

•	Net Cash Provided by Operating Activities was RMB2,473.0 million ($380.1 million), an increase of 52.1% year-over-year.

Fourth Quarter 2017 Operational Highlights

•	Mobile Traffic Leadership Continues: During the fourth quarter of 2017, the number of average daily unique visitors who accessed the Company’s primary “Autohome” application increased by 29% compared with the fourth quarter of 2016, further strengthening the Company’s dominant position among auto vertical applications in China.

•	Nationwide SaaS Platform Expansion on Track: The Company’s SaaS Platform for used car dealers has expanded to over 160 cities in China and now covers over 34,000 dealers as of February 2018. This one-stop total solution for used car dealers offers many innovative services, including reliable used car sourcing, inventory management, customer relations management (“CRM”), online marketing and channel management, as well as a wider array of financing options that enable used car dealers to strengthen leads generation, increase sales and improve inventory turnover.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.5063 on December 29, 2017 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Mr. Min Lu, Chairman of the Board and Chief Executive Officer of Autohome, stated, “We made significant progress in building out our technology and data-driven automotive eco-platform over the past year, which is composed of four core categories: auto-media, auto-ecommerce, auto-finance, and auto-lifestyle. User engagement and loyalty continued to increase as we diversify the customized content in each category and enhance personalized recommendations. Newly deployed technology such as Virtual/Augmented Reality is also enabling more interaction between our users and automobile OEMs and dealers. In addition, our business model was expanded to include auto-financing service, and data product suites as part of our 2018 strategic expansion, which is code-named ‘four ways to eat one fish’. I am very excited about the opportunities that will emerge in 2018 and am confident in our ability to continue delivering a superior experience to our users, collaborate with our automobile partners to further drive their performance, and invest strategically in our ecosystem to continue to be the forefront of innovation in the digital automotive category.”

Mr. Jun Zou, Chief Financial Officer, added, “The successful execution of our ‘4+1’ strategy enabled us to finish the year on a strong footing and strengthened our industry-leading position. Combined annual revenues from media and leads generation services increased 33.7% in 2017 while net income grew 63% when compared to last year. We implemented more cost control measures during the quarter which resulted in a further improvement in profitability. Going forward, we will continue to focus on expanding the breadth and depth of the services we have on offer and growing profitability through increased operational efficiency in order to generate sustainable long-term returns for our shareholders.”

Overview of Key Financial Results for Fourth Quarter and Full Year 2017

Key Financial Results

(In RMB Millions except for per share data)	2016Q4	2017Q4	% Change	FY 2016	FY 2017	% Change

Net Revenues	2,014.9	1,751.4	-13.1%	5,961.6	6,210.2	4.2%

Net Income attributable to Autohome Inc.	376.5	730.4	94.0%	1,227.9	2,001.6	63.0%

Adjusted Net Income attributable to Autohome Inc.[2]	445.7	775.7	74.1%	1,427.9	2,184.0	53.0%

Diluted Earnings Per Share[3]	3.23	6.15	90.4%	10.58	16.95	60.2%

Net Cash Provided by Operating Activities	791.9	1,322.3	67.0%	1,625.9	2,473.0	52.1%

[2]	Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Unaudited Fourth Quarter 2017 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2017 were RMB1,751.4 million ($269.2 million) compared to RMB2,014.9 million in the corresponding period of 2016.

•	Media services revenues increased 32.3% to RMB968.5 million ($148.9 million) from RMB732.0 million in the corresponding period of 2016. The increase was mainly due to an increase in average revenue per automaker advertiser as automakers continue to allocate a greater portion of their advertising budgets to Autohome, with increasingly diversified and optimized portfolio of products being offered.

•	Leads generation services revenues increased 29.0% to RMB717.5 million ($110.3 million) from RMB556.4 million in the corresponding period of 2016. The increase was primarily attributable to a 12.0% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services, as well as an expanded dealer client base.

•	Online marketplace revenues were RMB65.4 million ($10.1 million) compared to RMB726.5 million in the corresponding period of 2016. Online marketplace revenues during the fourth quarter of 2017 primarily consisted of revenues from platform-based services offered on Autohome Mall and the Company’s auto-financing business. This was the result of implementing the Company’s strategy to de-emphasize direct vehicle sales and focus on facilitating transactions.

Cost of Revenues

Cost of revenues decreased 66.4% to RMB322.7 million ($49.6 million) from RMB960.9 million in the corresponding period of 2016, primarily due to a decrease in cost of goods sold related to direct vehicle sales. In addition, cost of revenues included share-based compensation expenses of RMB3.8 million ($0.6 million) during the fourth quarter of 2017, compared to RMB3.8 million for the corresponding period of 2016.

Operating Expenses

Operating expenses increased 6.0% to RMB827.3 million ($127.1 million) from RMB780.3 million in the corresponding period of 2016. This increase was mainly due to increases in product development expenses as the Company continues to reinvest in future growth opportunities.

•	Sales and marketing expenses in the fourth quarter of 2017 were RMB506.6 million ($77.9 million) compared to RMB517.6 million in the corresponding period of 2016. Sales and marketing expenses for the fourth quarter of 2017 included share-based compensation expenses of RMB17.0 million ($2.6 million), compared with RMB15.4 million in the corresponding period of 2016.

•	General and administrative expenses decreased 42.7% to RMB54.5 million ($8.4 million) from RMB95.0 million in the corresponding period of 2016. The decrease was primarily attributable to a decrease in share-based compensation expenses and professional service fee. General and administrative expenses for the fourth quarter of 2017 included share-based compensation expenses of RMB8.7 million ($1.3 million), compared with RMB28.9 million in the corresponding period of 2016.

•	Product development expenses increased 58.7% to RMB266.2 million ($40.9 million) from RMB167.7 million in the corresponding period of 2016. This increase was primarily attributable to an increase in salaries and benefits associated with growth in product development headcount, which is in line with the Company’s strategy of strengthening its technology and big data analysis capabilities. Product development expenses for the fourth quarter of 2017 included share-based compensation expenses of RMB14.7 million ($2.3 million), compared with RMB20.0 million in the corresponding period of 2016.

Operating Profit

Operating profit increased 119.8% to RMB601.5 million ($92.5 million) from RMB273.6 million in the corresponding period of 2016, primarily as a result of improved operational efficiency and operating leverage.

Income tax benefit

There was an income tax benefit of RMB68.9 million ($10.6 million) in the fourth quarter of 2017, compared to income tax benefit of RMB71.0 million in the corresponding period of 2016. The income tax benefit was derived from a change in the enacted tax rate of one of Autohome’s subsidiaries which resulted in tax benefit of RMB159.0 million ($24.4 million) being recorded in the fourth quarter of 2017.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 94.0% to RMB730.4 million ($112.3 million) from RMB376.5 million in the corresponding period of 2016. Basic and diluted earnings per share and per ADS (“EPS”) were RMB6.24 ($0.96) and RMB6.15 ($0.95), respectively, compared with basic and diluted EPS in the corresponding period of 2016 of RMB3.27 and RMB3.23, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc., defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 74.1% to RMB775.7 million ($119.2 million) from RMB445.7 million in the corresponding period of 2016. Non-GAAP basic and diluted EPS were RMB6.62 ($1.02) and RMB6.53 ($1.00), respectively, compared with non-GAAP basic and diluted EPS in the corresponding period of 2016 of RMB3.87 and RMB3.82, respectively.

Unaudited Full Year 2017 Financial Results

Net Revenues

Net revenues increased 4.2% to RMB6,210.2 million ($954.5 million) from RMB5,961.6 million in 2016. The increase was mainly due to a 33.7% increase in combined revenues from media and leads generation services, which was partially offset by a decrease in revenues from direct vehicle sales as part of the Company’s implementation towards an asset-light strategy.

•	Media services revenues increased 31.3% to RMB3,083.5 million ($473.9 million) from RMB2,347.6 million in 2016. The increase was mainly due to an increase in average revenue per automaker advertiser as automakers continue to allocate a greater portion of their advertising budgets to Autohome, with increasingly diversified and optimized portfolio of products being offered.

•	Leads generation services revenues increased 36.5% to RMB2,616.0 million ($402.1 million) from RMB1,916.4 million in 2016. The increase was primarily attributable to a 21.1% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services, as well as an expanded dealer client base.

•	Online marketplace revenues were RMB510.7 million ($78.5 million) compared to RMB1,697.6 million in 2016. This was the result of implementing the Company’s strategy to de-emphasize direct vehicle sales and focus on facilitating transactions.

Cost of Revenues

Cost of revenues decreased 43.2% to RMB1,358.7 million ($208.8 million) from RMB2,393.2 million in 2016, primarily due to a decrease in cost of goods sold related to direct vehicle sales. Cost of revenues included share-based compensation expenses of RMB15.2 million ($2.3 million) compared to RMB12.3 million for the corresponding period of 2016.

Operating Expenses

Operating expenses increased 16.3% to RMB2,808.2 million ($431.6 million) from RMB2,415.1 million in 2016. This increase was mainly due to increases in product development expenses and sales and marketing expenses as the Company continues to reinvest in future growth opportunities.

•	Sales and marketing expenses increased 7.2% to RMB1,647.5 million ($253.2 million) from RMB1,536.9 million in 2016. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brand through mobile platforms and offline execution and promotional expenses, and (ii) an increase in salaries and benefits in line with the Company’s overall growth. Sales and marketing expenses for full year 2017 included share-based compensation expenses of RMB53.1 million ($8.2 million), compared with RMB50.8 million in 2016.

•	General and administrative expenses in 2017 were RMB282.0 million ($43.3 million) compared to RMB306.8 million in 2016. General and administrative expenses of 2017 included share-based compensation expenses of RMB60.0 million ($9.2 million), compared with RMB78.0 million in 2016.

•	Product development expenses increased 53.8% to RMB878.8 million ($135.1 million) from RMB571.4 million in 2016. This increase was primarily attributable to an increase in salaries and benefits as a result of the growth in product development headcount, which is in line with the Company’s strategy of strengthening its technology and big data analysis capabilities. Product development expenses of 2017 included share-based compensation expenses of RMB49.6 million ($7.6 million), compared with RMB54.3 million in 2016.

Operating Profit

Operating profit increased 77.2% to RMB2,043.3 million ($314.0 million) from RMB1,153.4 million in 2016, primarily as a result of improved operational efficiency and operating leverage.

Income tax expense

Income tax expense was RMB267.1 million ($41.1 million) in 2017, a significant increase from RMB32.6 million in 2016. The increase was primarily attributable to an increase in taxable income and withholding tax liability associated with special cash dividend.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 63.0% to RMB2,001.6 million ($307.6 million) from RMB1,227.9 million in 2016. Basic and diluted earnings per share and per ADS (“EPS”) were RMB17.20 ($2.64) and RMB16.95 ($2.61), respectively, compared with basic and diluted EPS in 2016 of RMB10.75 and RMB10.58, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc., defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 53.0% to RMB2,184.0 million ($335.7 million) from RMB1,427.9 million in 2016. Non-GAAP basic and diluted EPS were RMB18.77 ($2.88) and RMB18.50 ($2.84), respectively, compared with non-GAAP basic and diluted EPS in 2016 of RMB12.50 and RMB12.31, respectively.

Balance Sheet and Cash Flow

As of December 31, 2017, the Company had cash and cash equivalents and short-term investments of RMB8,154.2 million ($1,253.3 million). Net cash provided by operating activities in the year of 2017 was RMB2,473.0 million ($380.1 million), compared with RMB1,625.9 million in the year of 2016.

Employees

The Company had 4,097 employees as of December 31, 2017.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,220 million ($187.5 million) to RMB1,250 million ($192.1 million) in the first quarter of fiscal year 2018, representing a 1.1% to 3.6% year-over-year increase. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change.

Starting on January 1, 2018, Autohome adopted a new revenue recognition accounting standard ASC 606. Under ASC 606, the most significant impact on Autohome will be the change from presentation of tax on gross basis to net basis. The above guidance reflects revenues net of tax under the new revenue recognition standard. If presented on gross basis including value-added tax, the same basis as that for the year 2017, net revenues are expected to be between RMB1,345 million ($206.7 million) to RMB1,375 million ($211.3 million) in the first quarter of fiscal year 2018.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Wednesday, March 7, 2018 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States: Hong Kong: China Domestic: United Kingdom: International: Passcode:	1855-824-5644 3027-6500 8009-880-563 0800-026-1542 +1 646-722-4977 47716761#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 13, 2018:

United States: International: Passcode:	+1-646-982-0473 +61-2-8325-2405 319285596#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Fang Liu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7482

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	731,996	968,540	148,862	2,347,626	3,083,496	473,925
Leads generation services	556,392	717,510	110,279	1,916,445	2,616,009	402,073
Online marketplace	726,477	65,391	10,050	1,697,550	510,676	78,489

Total net revenues	2,014,865	1,751,441	269,191	5,961,621	6,210,181	954,487

Cost of revenues	(960,933)	(322,675)	(49,594)	(2,393,165)	(1,358,685)	(208,826)

Gross profit	1,053,932	1,428,766	219,597	3,568,456	4,851,496	745,661

Operating expenses:
Sales and marketing expenses	(517,581)	(506,572)	(77,859)	(1,536,939)	(1,647,519)	(253,219)
General and administrative expenses	(95,021)	(54,456)	(8,370)	(306,794)	(281,951)	(43,335)
Product development expenses	(167,701)	(266,223)	(40,918)	(571,354)	(878,773)	(135,065)

Operating profit	273,629	601,515	92,450	1,153,369	2,043,253	314,042

Interest income	26,246	67,356	10,352	88,168	220,282	33,857
Loss from equity method investments	(1,898)	(4,654)	(715)	(6,638)	(10,571)	(1,625)
Other income, net	6,558	(4,945)	(760)	13,953	8,577	1,318

Income before income taxes	304,535	659,272	101,327	1,248,852	2,261,541	347,592

Income tax benefit/(expense)	71,035	68,904	10,590	(32,629)	(267,082)	(41,050)

Net income	375,570	728,176	111,917	1,216,223	1,994,459	306,542

Net loss attributable to noncontrolling interests	925	2,222	342	11,691	7,160	1,100
Net income attributable to Autohome Inc.	376,495	730,398	112,259	1,227,914	2,001,619	307,642
Earnings per share for ordinary share
Basic	3.27	6.24	0.96	10.75	17.20	2.64
Diluted	3.23	6.15	0.95	10.58	16.95	2.61
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	115,135,658	117,123,729	117,123,729	114,237,600	116,379,846	116,379,846
Diluted	116,546,201	118,724,735	118,724,735	116,036,327	118,058,856	118,058,856
Other comprehensive income/(loss) attributable to Autohome Inc., net of tax of nil
Foreign currency translation adjustments	35,850	(14,320)	(2,201)	62,256	(55,055)	(8,462)

Comprehensive income attributable to Autohome Inc.	412,345	716,078	110,058	1,290,170	1,946,564	299,180

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	376,495	730,398	112,259	1,227,914	2,001,619	307,642
Plus: income tax (benefit)/ expense	(71,035)	(68,904)	(10,590)	32,629	267,082	41,050
Plus: depreciation of property and equipment	18,308	20,993	3,227	65,246	81,915	12,590
Plus: amortization of intangible assets	1,142	2,903	446	4,558	6,923	1,064

EBITDA	324,910	685,390	105,342	1,330,347	2,357,539	362,346

Plus: share-based compensation expenses	68,046	44,209	6,795	195,393	177,786	27,325

Adjusted EBITDA	392,956	729,599	112,137	1,525,740	2,535,325	389,671

Net income attributable to Autohome Inc.	376,495	730,398	112,259	1,227,914	2,001,619	307,642
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	175	4,555	4,556	700
Plus: share-based compensation expenses	68,046	44,209	6,795	195,393	177,786	27,325

Adjusted Net Income attributable to Autohome Inc.	445,680	775,746	119,229	1,427,862	2,183,961	335,667

Non-GAAP Earnings per share for ordinary shares
Basic	3.87	6.62	1.02	12.50	18.77	2.88
Diluted	3.82	6.53	1.00	12.31	18.50	2.84
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	115,135,658	117,123,729	117,123,729	114,237,600	116,379,846	116,379,846
Diluted	116,546,201	118,724,735	118,724,735	116,036,327	118,058,856	118,058,856

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,293,911	911,588	140,109
Restricted cash	9,319	—	—
Short-term investments	2,430,091	7,242,636	1,113,173
Accounts receivable, net	1,205,924	1,893,737	291,062
Inventories, net	95,617	—	—
Amounts due from related parties	20,451	24,502	3,766
Prepaid expenses and other current assets	377,219	186,123	28,608

Total current assets	7,432,532	10,258,586	1,576,718

Non-current assets:
Property and equipment, net	134,574	130,322	20,030
Goodwill and intangible assets, net	1,533,945	1,555,201	239,030
Long-term investments	134,466	147,929	22,736
Deferred tax assets	121,663	174,620	26,839
Other non-current assets	34,846	28,317	4,352

Total non-current assets	1,959,494	2,036,389	312,987

Total assets	9,392,026	12,294,975	1,889,705

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	1,151,547	1,658,934	254,973
Advance from customers	75,882	70,454	10,829
Deferred revenue	1,012,143	1,409,485	216,634
Notes payable	31,063	—	—
Income tax payable	256,775	144,379	22,191
Amounts due to related parties	16,630	10,285	1,581
Dividends payable	—	595,779	91,570

Total current liabilities	2,544,040	3,889,316	597,778

Non-current liabilities:
Other liabilities	34,977	32,122	4,937
Deferred tax liabilities	461,796	438,251	67,358

Total non-current liabilities	496,773	470,373	72,295

Total liabilities	3,040,813	4,359,689	670,073

Equity:
Total Autohome Inc. Shareholders’ equity	6,360,404	7,951,637	1,222,145
Noncontrolling interests	(9,191)	(16,351)	(2,513)

Total equity	6,351,213	7,935,286	1,219,632

Total liabilities and equity	9,392,026	12,294,975	1,889,705